July 1, 2024

John Farlinger
Executive Chairman and Chief Executive Officer
Assure Holdings Corp.
7887 East Belleview Avenue, Suite 240
Denver, Colorado 80111

        Re: Assure Holdings Corp.
            Schedule TO-I filed June 21, 2024
            File No. 005-92920
Dear John Farlinger:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Capitalized terms not defined herein have the same meaning as in your filing.

Schedule TO-I filed June 21, 2024; Offer Document
General

1. Please revise the disclosure to include the actual amount of the offer consideration, which, it appears, is 4,291.85 shares of Common Stock (i.e., $1,000 divided by $0.233).
2. Please disclose in the opening paragraph of the Schedule TO, and the opening paragraph of the offer document, that the offer consideration may be adjusted to reflect the Reverse
       Stock Split.
3. We note the following disclosure on the cover page of the offer document: "Holders otherwise entitled to receive a fractional share will receive a cash payment in an amount equal to product (sic) of the Exchange Price multiplied by the fraction of a share to which such Holder is entitled." As it is unclear whether "Exchange Price" is defined to mean
       $0.233, or, alternatively, "the quotient of $1,000 divided by $0.233," it is also unclear what consideration a fractional share will receive. Please revise to clarify.
 July 1, 2024
Page 2

4. In the Schedule TO, we note references to "Assure Holdings Inc." and "Assure Holdings
       Corporation," as opposed to "Assure Holdings Corp." Please revise, or advise.
5. In the Schedule TO, in both Item 12 and the Index to Exhibits, please replace the reference to "Form of Letter of Transmittal" with "Letter of Transmittal" and provide a link to the document.
6.     We note the following statement on page 2 of the Letter of Transmittal:
"The undersigned
       acknowledges that the Convertible Debenture will be exchanged within 1 business days
       (sic) of the full completion of the Offer with certificates or a DRS advice slip representing the shares of common stock to be issued in the exchange to be sent within 10 business days of the exchange." With a view towards more fulsome disclosure, please clarify what you mean by "full completion of the Offer" (e.g., whether this relates to the offer expiration date) and what the triggering event is for calculating the period "within 10 business days of the exchange."

       In addition, please clarify whether (and if so, how) the phrase "within 10 business days of the exchange" in your Letter of Transmittal differs from the phrase "(within 10 days)
       following the expiration of the Offer Period" on page 25 of your offer document.

       Further, the term "Offer" does not appear to be defined in the Letter of Transmittal or elsewhere. Please revise.
Summary Terms of Convertible Note Exchange Offer, page 4

7. We note your disclosure on page 5 that "Assure reserves the right to terminate the
       Convertible Note Exchange Offer, in its sole discretion, at any time and for any reason without accepting any of the tendered Assure Convertible Debentures. This right of termination is for the sole benefit of Assure and may be asserted by Assure regardless of the circumstances giving rise to such decision at any time." We also note similar language on page 21. Such ability to terminate the offer in your sole discretion, unrelated to the triggering of a listed condition, raises illusory offer concerns under
Section 14(e) of the
       Exchange Act. Please revise, or advise.
Unaudited Pro Forma Summary Consolidated Financial Data, page 7

8. We note that there appear to be notes/footnotes in the summary financial statements that are not explained. Please revise to include.
Questions & Answers, page 8

9. We note your statement in Question and Answer 15 that "[y]our determination of these matters will be final and binding on all parties" regarding the validity, form, eligibility, and acceptance of any debentures. Please revise this and similar statements throughout your materials (such as on pages 16 and 22) to remove the implication that holders may not challenge your determinations and interpretations in a court of competent jurisdiction.
10. The second and third paragraphs under A.28 on page 12 appear to be incorrect. Please delete, or advise.
Risk Factors, page 14
 July 1, 2024
Page 3

11. We note the disclosure on page 16 regarding potential future acquisitions of Assure
       Convertible Debentures. Please confirm your understanding that any such acquisitions must be made in compliance with both Rule 14e-5 and Rule 13e-4(f)(6) under the
       Exchange Act.
Cautionary Note Regarding Forward-Looking Statements, page 18

12. We note the references to Section 27A of the Securities Act and Section 21E of the
       Exchange Act. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See, e.g., Section 21E(b)(2)(C) of the Exchange Act. Please revise your disclosure to remove any potential implication to the contrary. Conditions of the Convertible Note Exchange Offer, page 21

13. The disclosure in this section does not appear to identify any conditions to the offer other than properly submitting a completed Letter of Transmittal and the holder's Assure
       Convertible Debenture (which is not ordinarily thought of as an offer condition). Yet we note references to "the terms and conditions" of the offer throughout your offer document, as well as to "customary conditions" on the cover page of your offer document. Please clarify what conditions you are referring to throughout your document, and revise your disclosure accordingly as appropriate.

       Further, we note the following disclosure on page 22: "We may assert [the conditions] in our discretion regardless of the circumstances giving rise to them before the Expiration
       Date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the Convertible Note Exchange Offer." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate the offer. To the extent you disclose any conditions to this offer in your offer document, please revise this disclosure accordingly.
Acceptance for Issuance of the Exchange Consideration, page 25

14. Refer to the following statement in this section: "The certificates or DRS advice slips representing the shares of Common Stock to be issued as the Exchange Consideration upon the exchange of Assure Convertible Debentures during the Offer Period, will be delivered promptly (within 10 days) following the expiration of the Offer Period." Please reconcile this statement and a similar statement in your Letter of Transmittal with your disclosure on page 10 and elsewhere throughout your offer document that "the Exchange
       Consideration will be sent to [holders] within 2 trading days" of the offer's expiration. In addition, to the extent that payment of the Exchange Consideration will not in fact be made within two business days, please advise as to how the offer complies with Rule 14e-
       1(c).
Where You Can Find More Information and Incorporation by Reference, page 33

15. We note your statement at the top of page 34 that you "incorporate by reference all future documents we file with the SEC [...] until the expiration of the Convertible Note
 July 1, 2024
Page 4

       Exchange Offer." Schedule TO does not specifically permit "forward incorporation" of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.
Unaudited Pro Forma Consolidated Financial Data, page 34

16. The explanation of note/footnote 5 appears to be missing, while there does not appear to be a note/footnote 4 at all. Please revise, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or David Plattner at 202-
551-8094.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions